Exhibit 99.5

THE SKYVIEW 10
18th Floor, "NORTH LOBBY"
Survey No 83/1, Raidurgam
Hyderabad - 500 032, India
Tel : +91 40 6141 6000

Independent Auditor’s Review Report on the Quarterly and Year to Date Unaudited Standalone Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying “Statement of Unaudited Standalone Financial Results for the Quarter and Half Year ended 30 September 2025” (the “Statement”) of Dr. Reddy’s Laboratories Limited (the “Company”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.	The Company’s Management is responsible for the preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The Statement has been approved by the Company’s Board of Directors. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

4.	Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

per Shankar Srinivasan Partner Membership No.: 213271 UDIN: 25213271BMISWR5998

Place: Hyderabad

Date: October 24, 2025

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295
Regd. Office : 22, Camac Street, Block 'B', 3rd Floor, Kolkata-700 016

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad -500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel : +91 40 4900 2900
Fax : +91 40 4900 2999
Email : mail@drreddys.com
www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2025

All amounts in Indian Rupees millions
		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2025	30.06.2025	30.09.2024	30.09.2025	30.09.2024	31.03.2025
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Revenue from operations
	a) Sales	45,587	77,520	58,534	123,107	116,610	218,448
	b) License fees and service income	442	367	8,254	809	8,417	12,020
	c) Other operating income	157	208	175	365	348	686
	Total revenue from operations	46,186	78,095	66,963	124,281	125,375	231,154

2	Other income	3,642	3,983	2,076	7,625	3,935	10,034

	Total income (1 + 2)	49,828	82,078	69,039	131,906	129,310	241,188

3	Expenses
	a) Cost of materials consumed	10,090	11,355	9,343	21,445	18,454	37,997
	b) Purchase of stock-in-trade	7,238	6,638	6,565	13,876	13,968	24,399
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(23)	(2,129)	(930)	(2,152)	(2,191)	(1,739)
	d) Employee benefits expense	8,679	8,873	8,401	17,552	16,960	32,875
	e) Depreciation and amortisation expense	2,948	2,798	2,600	5,746	5,098	10,394
	f) Impairment of non current assets, net	37	-	-	37	-	1,036
	g) Finance costs	334	192	284	526	355	1,099
	h) Other expenses	15,362	14,988	16,368	30,350	31,119	62,768

	Total expenses	44,665	42,715	42,631	87,380	83,763	168,829

4	Profit before tax (1 + 2 - 3)	5,163	39,363	26,408	44,526	45,547	72,359

5	Tax expense
	a) Current tax	777	9,417	7,033	10,194	11,699	17,905
	b) Deferred tax	513	334	554	847	855	960

6	Net profit for the period / year (4 - 5)	3,873	29,612	18,821	33,485	32,993	53,494

7	Other comprehensive income / (loss)
	a) (i) Items that will not be reclassified to profit or loss	-	-	-	-	-	(103)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	-	-	-	-	26
	b) (i) Items that will be reclassified to profit or loss	(1,186)	248	(88)	(938)	(33)	234
	(ii) Income tax relating to items that will be reclassified to profit or loss	299	(63)	22	236	8	(59)
	Total other comprehensive income / (loss)	(887)	185	(66)	(702)	(25)	98

8	Total comprehensive income (6 + 7)	2,986	29,797	18,755	32,783	32,968	53,592

9	Paid-up equity share capital (face value Re. 1/- each)	835	835	834	835	834	834

10	Other equity						287,732

11	Earnings per equity share (face value Re. 1/- each)

	Basic	4.65	35.59	22.60	40.23	39.62	64.22
	Diluted	4.65	35.54	22.56	40.19	39.55	64.13
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results.

DR. REDDY'S LABORATORIES LIMITED

Segment information	All amounts in Indian Rupees millions

		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2025	30.06.2025	30.09.2024	30.09.2025	30.09.2024	31.03.2025
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results
1	Segment revenue
	a) Global Generics	40,170	72,241	61,467	112,411	113,914	204,602
	b) Pharmaceutical Services and Active Ingredients	8,040	7,103	7,972	15,143	16,492	33,904
	c) Others	20	257	23	277	84	1,410
	Total	48,230	79,601	69,462	127,831	130,490	239,916

	Less: Inter-segment revenue	2,044	1,506	2,499	3,550	5,115	8,762
	Total revenue from operations	46,186	78,095	66,963	124,281	125,375	231,154

2	Segment results
	Profit / (loss) before tax and interest from each segment
	a) Global Generics	5,976	38,387	26,800	44,363	46,467	69,966
	b) Pharmaceutical Services and Active Ingredients	65	(221)	(146)	(156)	(216)	353
	c) Others	48	226	20	274	117	1,419
	Total	6,089	38,392	26,674	44,481	46,368	71,738

	Less: (i) Finance costs	334	192	284	526	355	1,099
	(ii) Other un-allocable (income) / expenditure, net	592	(1,163)	(18)	(571)	466	(1,720)
	Total profit before tax	5,163	39,363	26,408	44,526	45,547	72,359

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	The above statement of unaudited standalone financial results of Dr. Reddy's Laboratories Limited ("the Company"), which have been prepared in accordance with the Indian Accounting Standards (''Ind AS'') prescribed under Section 133 of the Companies Act, 2013 ("the Act'') read with relevant rules issued thereunder, other accounting principles generally accepted in India and guidelines issued by the Securities and Exchange Board of India ("SEBI'') were reviewed and recommended by the Audit Committee and approved by the Board of Directors at their meetings held on 24 October 2025. The Statutory Auditors have carried out a limited review on the unaudited standalone financial results and issued unmodified report thereon.

2	"License fees and service income" for the half year ended 30 September 2024 and year ended 31 March 2025 includes:

a. an amount of Rs. 8,113 million (excluding GST) received as a consideration towards transfer of its nutraceutical and vitamins, minerals, herbals, and supplements portfolio to Dr. Reddy's and Nestlé Health Science Limited (the “Nutraceuticals subsidiary”) as part of the definitive agreement. This transaction pertains to Company’s Global Generics segment.

3	"License fees and service income" for the year ended 31 March 2025 includes: .

a. an amount of Rs.1,266 million received as a milestone payment upon U.S.FDA approval of DFD 29, in accordance with the license and collaboration agreement dated 29 June 2021 with Journey Medical Corporation. This transaction pertains to the Company’s Others segment.

4	In September 2025, the Company had acquired the STUGERON brand from Janssen Pharmaceutica NV ( an affiliate of Johnson & Johnson) for a consideration of Rs.4,464 million ($50.5 million).The portfolio acquired includes STUGERON® FORTE and STUGERON® PLUS, across 18 markets in the Asia-Pacific and Europe, Middle East, and Africa regions, with India and Vietnam as the key markets.

5	During the six months ended September 30, 2025, the Company received a Field Tax Audit Report from the Federal Tax service authority for one of its foreign subsidiaries for the period from January 2020 to December 2022. The report classified that certain services would be subject to value-added tax (VAT). The Company filed objections, and a revised report was issued on September 15, 2025. The Company submitted further objections, stating that the specified services should not be subject to VAT on October 6, 2025 and is awaiting the final tax assessment.

Based on its best estimate, the Company has recorded a provision of Rs.695 under “Other expenses”, and believes that the likelihood of any further liability that may arise on account of this is not probable.

6	Pursuant to the amendment in The Finance Act 2024, resulting in withdrawal of indexation benefit on long-term capital gain, the company has written off Deferred Tax Asset amounting to Rs. 464 million, created in earlier period on land, during the quarter and half year ended 30 September 2024.

7	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On July 6, 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company has continued to engage with the SEC and DOJ, including through submissions and presentations regarding the initial complaint and additional complaints relating to other markets, and in relation to its Global Compliance Framework, which includes enhancement initiatives undertaken by the Company, and the Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions and can also lead to civil and criminal sanctions under relevant laws, the outcomes, including liabilities, are not reasonably ascertainable at this time.

8	The Company considered the uncertainties relating to the escalation of conflict in the middle east, and duration of military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

DR. REDDY'S LABORATORIES LIMITED

9	Balance sheet

All amounts in Indian Rupees millions
Particulars	As at	As at
	30.09.2025	31.03.2025
	(Unaudited)	(Audited)
ASSETS
Non-current assets
Property, plant and equipment	70,082	58,654
Capital work-in-progress	17,061	21,564
Goodwill	853	853
Other intangible assets	26,769	22,817
Intangible assets under development	430	404
Financial assets
Investments	111,463	103,105
Loans	14	14
Other financial assets	2,652	8,562
Tax assets, net	1,947	1,244
Other non-current assets	726	662
Total non-current assets	231,997	217,879

Current assets
Inventories	48,616	45,758
Financial assets
Investments	32,696	28,830
Trade receivables	66,352	59,590
Derivative financial instruments	65	539
Cash and cash equivalents	1,491	3,197
Other bank balances	8,923	6,571
Other financial assets	12,435	910
Other current assets	23,331	19,635
Total current assets	193,909	165,030

TOTAL ASSETS	425,906	382,909

EQUITY AND LIABILITIES
Equity
Equity share capital	835	834
Other equity	314,291	287,732
Total Equity	315,126	288,566

Liabilities
Non-current liabilities
Financial liabilities
Lease liabilities	2,584	765
Provisions	123	54
Deferred tax liabilities, net	5,765	5,154
Other non-current liabilities	1,440	1,852
Total non-current liabilities	9,912	7,825

Current liabilities
Financial liabilities
Borrowings	36,626	33,855
Lease liabilities	577	309
Trade payables
Total outstanding dues of micro enterprises and small enterprises	332	210
Total outstanding dues of creditors other than micro enterprises and small enterprises	25,006	19,721
Derivative financial instruments	2,798	1,273
Other financial liabilities	20,837	19,955
Other current liabilities	6,877	7,006
Liabilities for current tax, net	4,991	794
Provisions	2,824	3,395
Total current liabilities	100,868	86,518

TOTAL EQUITY AND LIABILITIES	425,906	382,909

DR. REDDY'S LABORATORIES LIMITED

10	Statement of cashflows

All amounts in Indian Rupees millions
Particulars	Half year ended
	30.09.2025	30.09.2024
	(Unaudited)	(Unaudited)
Cash flows from/(used in) operating activities :
Profit before tax	44,526	45,547
Adjustments for:
Fair value changes and profit on sale of financial instruments measured at FVTPL*, net	(1,097)	(1,988)
Depreciation and amortisation expense	5,746	5,098
Impairment of non current assets, net	37	-
Allowance for credit losses (on trade receivables and other advances)	143	87
Profit on sale or de-recognition of non-current assets, net	15	(4)
Unrealized exchange (gain)/loss, net	(1,593)	(117)
Interest income	(3,905)	(1,718)
Finance costs	526	355
Equity settled share-based payment expense	197	189
Inventories write-down	2,419	1,635
Changes in operating assets and liabilities:
Trade receivables	(6,890)	(13,354)
Inventories	(5,277)	(7,125)
Trade payables	5,407	1,410
Other assets and other liabilities, net	(3,857)	(2,100)
Cash generated from operations	36,397	27,915
Income taxes paid, net	(5,981)	(6,166)
Net cash generated from operating activities	30,416	21,749

Cash flows from/(used in) investing activities :
Purchase of property, plant and equipment	(9,936)	(10,204)
Proceeds from sale of property, plant and equipment	86	194
Purchase of other intangible assets	(5,141)	(577)
Proceeds from sale of other intangible assets	-	104
Purchase of investments (including bank deposits)	(92,649)	(113,202)
Proceeds from sale of investments (including bank deposits)	83,797	143,644
Equity investments in subsidiary/associates	(5,705)	(67,601)
Interest income received	2,438	1,619
Loans and advances repaid/(given) by/to subsidiaries	-	602
Net cash used in investing activities	(27,110)	(45,421)

Cash flows from/(used in) financing activities :
Proceeds from issuance of equity shares (including treasury shares)	288	157
Proceeds/(Repayment of) from short-term loans and borrowings, net	2,718	29,985
Payment of principal portion of lease liabilities	(219)	(140)
Dividend paid	(6,659)	(6,662)
Interest paid	(1,035)	(683)
Net cash from/(used in) financing activities	(4,907)	22,657

Net decrease in cash and cash equivalents	(1,601)	(1,015)
Effect of exchange rate changes on cash and cash equivalents	(105)	(16)
Cash and cash equivalents at the beginning of the period	3,197	2,014
Cash and cash equivalents at the end of the period	1,491	983

* FVTPL ( Fair value through profit or loss)

By order of the Board
For Dr. Reddy’s Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 24 October 2025	Co-Chairman & Managing Director